November 25, 2019

Brian G. Harris
Chief Financial Officer
Griffon Corporation
712 Fifth Ave, 18th Floor
New York, NY 10019

       Re: Griffon Corporation
           Form 10-K for the year ended September 30, 2018
           Filed November 19, 2018
           File No. 1-6620

Dear Mr. Harris:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing